Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

February 23, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 23, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Cartesian Growth Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Units, each consisting of one class A ordinary share and one-third of one warrant
> Class A ordinary shares, par value $0.0001 per share
> Warrants, each whole warrant exercisable for one class A ordinary share at
> an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



William Slattery